UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
ALEXZA PHARMACEUTICALS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
COMMON STOCK, $0.0001 PAR VALUE
(Title of Class of Securities)
015384100
(CUSIP Number of Class of Securities)
Thomas B. King
President and Chief Executive Officer
Alexza Pharmaceuticals, Inc.
2091 Stierlin Court
Mountain View, California 94043
(650) 944-7000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)
Copies to:
James C.T. Linfield
Brent D. Fassett
Cooley LLP
380 Interlocken Crescent, Suite 900
Broomfield, Colorado 80021
(720) 566-4000
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$1,214,339.00	$140.98
*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that all options to purchase the issuer’s common stock that are eligible for exchange will be exchanged for replacement option grants and cancelled pursuant to this offer. These option grants covered an aggregate of 2,824,044 shares of the issuer’s common stock and had an aggregate value of $1,214,339.00, calculated using the Black-Scholes-Merton option-pricing model, as of January 19, 2011.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $116.10 per million of the aggregate amount of the transaction value. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used for any other purpose.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration Number: N/A	Date Filed: N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

ITEM 1. SUMMARY TERM SHEET
ITEM 2. SUBJECT COMPANY INFORMATION
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON
ITEM 4. TERMS OF THE TRANSACTION
ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY
ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED
ITEM 10. FINANCIAL STATEMENTS
ITEM 11. ADDITIONAL INFORMATION
ITEM 12. EXHIBITS
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3
Signature
INDEX OF EXHIBITS
EX-99.A.1.A
EX-99.A.1.B
EX-99.A.1.C
EX-99.A.1.D
EX-99.A.1.E
EX-99.A.1.F
EX-99.A.1.G
EX-99.A.1.H
EX-99.A.1.I

ITEM 1. SUMMARY TERM SHEET.
      The information set forth in the Offer to Exchange Outstanding Options to Purchase Common Stock, filed as Exhibit (a)(1)(A) hereto (the “Offer to Exchange”), under the section entitled Summary Term Sheet, is incorporated into this Item 1 by reference.
ITEM 2. SUBJECT COMPANY INFORMATION.
(a)	Name and Address. The name of the issuer is Alexza Pharmaceuticals, Inc., a Delaware corporation (“Alexza”), the address of its principal executive office is 2091 Stierlin Court, Mountain View, California 94043 and the telephone number of its principal executive office is (650) 944-7000. The information set forth in the Offer to Exchange under Section 16—Information About Us is incorporated into this Item 2(a) by reference.

(b)	Securities. This Tender Offer Statement on Schedule TO relates to the Offer to Exchange, pursuant to which Alexza is offering certain option holders the opportunity to exchange certain outstanding options to purchase shares of Alexza common stock, par value $0.0001 per share, that were originally granted under Alexza’s 2005 Equity Incentive Plan (the “2005 Plan”) before January 21, 2011 with an exercise price equal to or greater than $2.37 per share, except for outstanding stock options that are subject to performance-based vesting conditions and are not fully vested as of the Commencement Date (as defined in the Offer to Exchange), for a reduced number of options to purchase shares of Alexza common stock to be granted under the 2005 Plan. As of January 19, 2011, options to purchase approximately 2,824,044 shares of Alexza common stock were eligible for exchange in the Offer (as defined in the Offer to Exchange). Alexza is making the Offer upon the terms and subject to the conditions described in the Offer to Exchange. The information set forth in the Offer to Exchange under the section entitled Summary Term Sheet and under Section 1—Number of Options; Expiration Date is incorporated into this Item 2(b) by reference.

(c)	Trading Market and Price. The information set forth in the Offer to Exchange under Section 7—Price Range of Common Stock is incorporated into this Item 2(c) by reference.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
(a)	Name and Address. The filing person is the subject company, Alexza Pharmaceuticals, Inc. The information set forth under Item 2(a) above is incorporated into this Item 3(a) by reference. The information set forth in the Offer to Exchange under Schedule A—Information About our Directors and Executive Officers is incorporated into this Item 3(a) by reference.
ITEM 4. TERMS OF THE TRANSACTION.
(a)	Material Terms. The information set forth in the Offer to Exchange under the sections entitled Summary Term Sheet, Offer to Exchange Outstanding Options to Purchase Common Stock, Section 1—Number of Options; Expiration Date, Section 3—Procedures, Section 4—Change in Election, Section 5—Acceptance of Eligible Option Grants for Exchange and Cancellation and Issuance of Replacement Options, Section 6—Conditions of the Offer, Section 8—Exchange Ratios, Section 9—Source and Amount of Consideration; Terms of Replacement Options, Section 11—Status of Eligible Option Grants Acquired by Us in the Exchange, Section 12—Legal Matters; Regulatory Approvals, Section 13—Material U.S. Federal Income Tax Consequences and Section 14—Extension of the Offer; Termination; Amendment, and the section entitled Stock Option Exchange Questions and Answers is incorporated into this Item 4(a) by reference.

(b)	Purchases. Non-employee members of Alexza’s Board of Directors and its consultants will not be eligible to participate in the Offer. The information set forth in the Offer to Exchange under Section 10—Interests of Directors and Executive Officers; Transactions and Arrangements Involving Our Securities is incorporated into this Item 4(b) by reference.
ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under Section 1—Number of Options; Expiration Date, Section 9—Source and Amount of Consideration; Terms of Replacement Options and Section 10—Interests of Directors and Executive Officers; Transactions and Arrangements Involving Our Securities is incorporated into this Item 5(e)

by reference. The documents filed as Exhibits (d)(1) through (d)(33) hereto are incorporated into this Item 5(e) by reference.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
(a)	Purposes. The information set forth in the Offer to Exchange under Section 2—Purpose of the Offer is incorporated into this Item 6(a) by reference.

(b)	Use of Securities Acquired. The information set forth in the Offer to Exchange under Section 5—Acceptance of Eligible Option Grants for Exchange and Cancellation and Issuance of Replacement Options and Section 11—Status of Eligible Option Grants Acquired by Us in the Exchange is incorporated into this Item 6(b) by reference.

(c)	Plans. The information set forth in the Offer to Exchange under Section 2—Purpose of the Offer, Section 16—Information About Us and Section 17—Additional Information is incorporated into this Item 6(c) by reference.
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(a)	Source of Funds. The information set forth in the Offer to Exchange under Section 1—Number of Options; Expiration Date, Section 9—Source and Amount of Consideration; Terms of Replacement Options and Section 15—Fees and Expenses is incorporated into this Item 7(a) by reference.

(b)	Conditions. The information set forth in the Offer to Exchange under Section 6—Conditions of the Offer is incorporated into this Item 7(b) by reference.

(d)	Borrowed Funds. Not applicable.
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
(a)	Securities Ownership. The information set forth in the Offer to Exchange under Section 10—Interests of Directors and Executive Officers; Transactions and Arrangements Involving Our Securities and Schedule A—Information About our Directors and Executive Officers is incorporated into this Item 8(a) by reference.

(b)	Securities Transactions. The information set forth in the Offer to Exchange under Section 10—Interests of Directors and Executive Officers; Transactions and Arrangements Involving Our Securities is incorporated into this Item 8(b) by reference.
ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
(a)	Solicitations or Recommendations. The information set forth in the Offer to Exchange in the section entitled Offer to Exchange Outstanding Options to Purchase Common Stock—Important and Section 15—Fees and Expenses is incorporated into this Item 9(a) by reference.
ITEM 10. FINANCIAL STATEMENTS.
(a)	Financial Information. The information set forth in Item 8—Financial Statements and Supplementary Data of Alexza’s Annual Report on Form 10-K for its fiscal year ended December 31, 2009, filed with the Securities and Exchange Commission (the “SEC”) on March 9, 2010, and the information set forth in Item 1—Financial Statements of Alexza’s Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2010, filed with the SEC on November 9, 2010, is incorporated into this Item 10(a) by reference. The information set forth in the Offer to Exchange under Section 16—Information About Us and Section 17—Additional Information is incorporated into this Item 10(a) by reference. Alexza’s Annual Report on Form 10-K and Quarterly Report on Form 10-Q can also be accessed electronically on the SEC’s website at http://www.sec.gov.

(b)	Pro Forma Information. Not applicable.

ITEM 11. ADDITIONAL INFORMATION.
(a)	Agreements, Regulatory Requirements and Legal Proceedings.
(1) The information set forth in the Offer to Exchange under Section 10—Interests of Directors and Executive Officers; Transactions and Arrangements Involving Our Securities is incorporated into this Item 11(a)(1) by reference. The document filed as Exhibit (d)(34) hereto is incorporated into this Item 11(a)(1) by reference.
(2) The information set forth in the Offer to Exchange under Section 12—Legal Matters; Regulatory Approvals is incorporated into this Item 11(a)(2) by reference.
(3) Not applicable.
(4) Not applicable.
(5) Not applicable.

(b)	Other Material Information. Not applicable.

ITEM 12. EXHIBITS.

Exhibit
Number	Description
(a)(1)(A)	Offer to Exchange Outstanding Options to Purchase Common Stock, dated January 21, 2011.

(a)(1)(B)	Stock Option Exchange Frequently Asked Questions.

(a)(1)(C)	Option Exchange Website Screenshots.

(a)(1)(D)	Form of Paper Election/Withdrawal Form Mailed to Employees Who Cannot Access the Option Exchange Website.

(a)(1)(E)	Form of Confirmation E-Mail.

(a)(1)(F)	Form of E-Mail Announcement from Thomas B. King.

(a)(1)(G)	Form of E-Mail Announcement from Option Exchange Administrator.

(a)(1)(H)	Form of Reminder E-Mail.

(a)(1)(I)	Stock Option Exchange Program Informational Presentation.

(b)	Not applicable.

(d)(1)	2005 Equity Incentive Plan, filed as an exhibit to Alexza’s Current Report on Form 8-K as filed with the SEC on May 30, 2008 and incorporated herein by reference.

(d)(2)	Form of Option Grant Notice, Form of Option Agreement and Form of Notice of Exercise to 2005 Equity Incentive Plan, filed as an exhibit to Alexza’s Registration Statement on Form S-1 filed on December 22, 2005, as amended, and incorporated herein by reference.

(d)(3)	Form of Notice of Grant of Award and Stock Unit Award Agreement to 2005 Equity Incentive Plan, filed as an exhibit to Alexza’s Annual Report on Form 10-K as filed with the SEC on March 10, 2009 and incorporated herein by reference.

(d)(4)	2005 Non-Employee Directors’ Stock Option Plan, filed as an exhibit to Alexza’s Registration Statement on Form S-1 filed on December 22, 2005, as amended, and incorporated herein by reference.

(d)(5)	Amendment to 2005 Non-Employee Directors’ Stock Option Plan, filed as an exhibit to Alexza’s Quarterly Report on Form 10-Q as filed with the SEC on November 9, 2010 and incorporated herein by reference.

(d)(6)	Form of Option Grant Notice, Form of Option Agreement and Form of Notice of Exercise to 2005 Non-Employee Directors’ Stock Option Plan, filed as an exhibit to Alexza’s Registration Statement on Form S-1 filed on December 22, 2005, as amended, and incorporated herein by reference.

(d)(7)	2005 Employee Stock Purchase Plan, filed as an exhibit to Alexza’s Registration Statement on Form S-1 filed on December 22, 2005, as amended, and incorporated herein by reference.

(d)(8)	2009-2010 Performance Based Incentive Program, filed as an exhibit to Alexza’s Current Report on Form 8-K as filed with the SEC on February 24, 2009 and incorporated herein by reference.

(d)(9)	Form of Offering Document to 2005 Employee Stock Purchase Plan, filed as an exhibit to Alexza’s Registration Statement on Form S-1 filed on December 22, 2005, as amended, and incorporated herein by reference.

(d)(10)	Form of Change of Control Agreement, filed as an exhibit to Alexza’s Annual Report on Form 10-K as filed with the SEC on March 10, 2009 and incorporated herein by reference.

(d)(11)	Form of Amendment to Change of Control Agreement, filed as an exhibit to Alexza’s Quarterly Report on Form 10-Q as filed with the SEC on August 5, 2009 and incorporated herein by reference.

(d)(12)	Second Amended and Restated Investors’ Rights Agreement between Alexza and certain holders of Preferred Stock dated November 5, 2004, filed as an exhibit to Alexza’s Registration Statement on Form S-1 filed on December 22, 2005, as amended, and incorporated herein by reference.

(d)(13)	Warrant to Purchase shares of Series B Preferred Stock issued to Silicon Valley Bank dated March 20, 2002, filed as an exhibit to Alexza’s Registration Statement on Form S-1 filed on December 22, 2005, as amended, and incorporated herein by reference.

(d)(14)	Warrant to Purchase shares of Series C Preferred Stock issued to Silicon Valley Bank dated January 7, 2003, as amended on March 4, 2003, filed as an exhibit to Alexza’s Registration Statement on Form S-1 filed on December 22, 2005, as amended, and incorporated herein by reference.

Exhibit
Number	Description

(d)(15)	Warrant to Purchase shares of Series C Preferred Stock issued to Silicon Valley Bank dated September 19, 2003, filed as an exhibit to Alexza’s Registration Statement on Form S-1 filed on December 22, 2005, as amended, and incorporated herein by reference.

(d)(16)	Warrant to Purchase shares of Series C Preferred Stock issued to Silicon Valley Bank dated April 7, 2004, filed as an exhibit to Alexza’s Registration Statement on Form S-1 filed on December 22, 2005, as amended, and incorporated herein by reference.

(d)(17)	Stock and Warrant Purchase Agreement between Alexza and Biomedical Investment Fund Pte Ltd., dated March 26, 2008, filed as an exhibit to Alexza’s Current Report on Form 8-K as filed with the SEC on March 17, 2008 and incorporated herein by reference.

(d)(18)	Warrant to Purchase shares of Common Stock issued to Biomedical Investment Fund Pte Ltd. dated March 27, 2008, filed as an exhibit to Alexza’s Current Report on Form 8-K as filed with the SEC on March 17, 2008 and incorporated herein by reference.

(d)(19)	Amended and Restated Purchase Option Agreement by and among Alexza, Symphony Allegro Holdings LLC and Symphony Allegro, Inc. dated June 15, 2009, filed as an exhibit to Alexza’s Current Report on Form 8-K/A as filed with the SEC on June 26, 2009 and incorporated herein by reference.

(d)(20)	Warrant Purchase Agreement between Alexza and Symphony Allegro Holdings LLC dated June 15, 2009, filed as an exhibit to Alexza’s Current Report on Form 8-K/A as filed with the SEC on June 26, 2009 and incorporated herein by reference.

(d)(21)	Amended and Restated Registration Rights Agreement between Alexza and Symphony Allegro Holdings LLC dated June 15, 2009, filed as an exhibit to Alexza’s Current Report on Form 8-K/A as filed with the SEC on June 26, 2009 and incorporated herein by reference.

(d)(22)	Form of Warrants to Purchase Shares of Common Stock, dated August 26, 2009, filed as an exhibit to Alexza’s Current Report on Form 8-K as filed with the SEC on August 26, 2009 and incorporated herein by reference.

(d)(23)	Letter Agreement among Alexza, Symphony Allegro Holdings LLC, Symphony Capital Partners, L.P. and Symphony Strategic Partners, LLC, dated August 26, 2009, filed as an exhibit to Alexza’s Current Report on Form 8-K as filed with the SEC on August 26, 2009 and incorporated herein by reference.

(d)(24)	Securities Purchase Agreement by and among Alexza and the purchasers identified therein, dated September 29, 2009, filed as an exhibit to Alexza’s Current Report on Form 8-K as filed with the SEC on September 30, 2009 and incorporated herein by reference.

(d)(25)	Form of Warrants to Purchase shares of Common Stock, dated October 5, 2009, filed as an exhibit to Alexza’s Current Report on Form 8-K as filed with the SEC on September 30, 2009 and incorporated herein by reference.

(d)(26)	Loan and Security Agreement between Alexza and Hercules Technology Growth Capital, Inc. dated May 4, 2010, filed as an exhibit to Alexza’s Quarterly Report on Form 10-Q as filed with the SEC on July 26, 2010 and incorporated herein by reference.

(d)(27)	Amendment No. 1 to Loan and Security Agreement dated September 20, 2010 by and between Alexza and Hercules Technology Growth Capital, Inc., filed as an exhibit to Alexza’s Quarterly Report on Form 10-Q as filed with the SEC on November 9, 2010 and incorporated herein by reference.

(d)(28)	Warrant issued by Alexza to Hercules Technology Growth Capital, Inc. dated May 4, 2010, filed as an exhibit to Alexza’s Quarterly Report on Form 10-Q as filed with the SEC on July 26, 2010 and incorporated herein by reference.

(d)(29)	Common Stock Purchase Agreement between Alexza and Azimuth Opportunity Ltd. dated May 26, 2010, filed as an exhibit to Alexza’s Quarterly Report on Form 10-Q as filed with the SEC on July 26, 2010 and incorporated herein by reference.

(d)(30)	Promissory Note issued by Alexza to Autoliv ASP, Inc. dated June 30, 2010, filed as an exhibit to Alexza’s Quarterly Report on Form 10-Q as filed with the SEC on July 26, 2010 and incorporated herein by reference.

(d)(31)	Form of RSU Agreement between Alexza and each of Thomas B. King, August J. Moretti, James V. Casella and Michael J. Simms dated May 19, 2010, filed as an exhibit to Alexza’s Quarterly Report on Form 10-Q/A as filed with the SEC on July 28, 2010 and incorporated herein by reference.

(d)(32)	Form of Warrant to Purchase Shares of Common Stock, dated August 10, 2010, filed as an exhibit to Alexza’s Current Report on Form 8-K as filed with the SEC on August 5, 2010 and incorporated herein by reference.

Exhibit
Number	Description
(d)(33)	Offer Letter between Alexza and Michael Simms, dated January 23, 2008, filed as an exhibit to Alexza’s Annual Report on Form 10-K as filed with the SEC on March 17, 2008 and incorporated herein by reference.

(d)(34)	Form of Director/Officer Indemnification Agreement entered into between Alexza and each of its directors and officers, filed as an exhibit to Alexza’s Current Report on Form 8-K as filed with the SEC on July 14, 2008 and incorporated herein by reference.

(g)	Not applicable.

(h)	Not applicable.
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
     Not applicable.

Signature
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 21, 2011

Alexza Pharmaceuticals, Inc.
By:	/s/ Thomas B. King
Thomas B. King
President, Chief Executive Officer

INDEX OF EXHIBITS

Exhibit
Number	Description
(a)(1)(A)	Offer to Exchange Outstanding Options to Purchase Common Stock, dated January 21, 2011.

(a)(1)(B)	Stock Option Exchange Frequently Asked Questions.

(a)(1)(C)	Option Exchange Website Screenshots.

(a)(1)(D)	Form of Paper Election/Withdrawal Form Mailed to Employees Who Cannot Access the Option Exchange Website.

(a)(1)(E)	Form of Confirmation E-Mail.

(a)(1)(F)	Form of E-Mail Announcement from Thomas B. King.

(a)(1)(G)	Form of E-Mail Announcement from Option Exchange Administrator.

(a)(1)(H)	Form of Reminder E-Mail.

(a)(1)(I)	Stock Option Exchange Program Informational Presentation.

(b)	Not applicable.

(d)(1)	2005 Equity Incentive Plan, filed as an exhibit to Alexza’s Current Report on Form 8-K as filed with the SEC on May 30, 2008 and incorporated herein by reference.

(d)(2)	Form of Option Grant Notice, Form of Option Agreement and Form of Notice of Exercise to 2005 Equity Incentive Plan, filed as an exhibit to Alexza’s Registration Statement on Form S-1 filed on December 22, 2005, as amended, and incorporated herein by reference.

(d)(3)	Form of Notice of Grant of Award and Stock Unit Award Agreement to 2005 Equity Incentive Plan, filed as an exhibit to Alexza’s Annual Report on Form 10-K as filed with the SEC on March 10, 2009 and incorporated herein by reference.

(d)(4)	2005 Non-Employee Directors’ Stock Option Plan, filed as an exhibit to Alexza’s Registration Statement on Form S-1 filed on December 22, 2005, as amended, and incorporated herein by reference.

(d)(5)	Amendment to 2005 Non-Employee Directors’ Stock Option Plan, filed as an exhibit to Alexza’s Quarterly Report on Form 10-Q as filed with the SEC on November 9, 2010 and incorporated herein by reference.

(d)(6)	Form of Option Grant Notice, Form of Option Agreement and Form of Notice of Exercise to 2005 Non-Employee Directors’ Stock Option Plan, filed as an exhibit to Alexza’s Registration Statement on Form S-1 filed on December 22, 2005, as amended, and incorporated herein by reference.

(d)(7)	2005 Employee Stock Purchase Plan, filed as an exhibit to Alexza’s Registration Statement on Form S-1 filed on December 22, 2005, as amended, and incorporated herein by reference.

(d)(8)	2009-2010 Performance Based Incentive Program, filed as an exhibit to Alexza’s Current Report on Form 8-K as filed with the SEC on February 24, 2009 and incorporated herein by reference.

(d)(9)	Form of Offering Document to 2005 Employee Stock Purchase Plan, filed as an exhibit to Alexza’s Registration Statement on Form S-1 filed on December 22, 2005, as amended, and incorporated herein by reference.

(d)(10)	Form of Change of Control Agreement, filed as an exhibit to Alexza’s Annual Report on Form 10-K as filed with the SEC on March 10, 2009 and incorporated herein by reference.

(d)(11)	Form of Amendment to Change of Control Agreement, filed as an exhibit to Alexza’s Quarterly Report on Form 10-Q as filed with the SEC on August 5, 2009 and incorporated herein by reference.

(d)(12)	Second Amended and Restated Investors’ Rights Agreement between Alexza and certain holders of Preferred Stock dated November 5, 2004, filed as an exhibit to Alexza’s Registration Statement on Form S-1 filed on December 22, 2005, as amended, and incorporated herein by reference.

(d)(13)	Warrant to Purchase shares of Series B Preferred Stock issued to Silicon Valley Bank dated March 20, 2002, filed as an exhibit to Alexza’s Registration Statement on Form S-1 filed on December 22, 2005, as amended, and incorporated herein by reference.

(d)(14)	Warrant to Purchase shares of Series C Preferred Stock issued to Silicon Valley Bank dated January 7, 2003, as amended on March 4, 2003, filed as an exhibit to Alexza’s Registration Statement on Form S-1 filed on December 22, 2005, as amended, and incorporated herein by reference.

Exhibit
Number	Description

(d)(15)	Warrant to Purchase shares of Series C Preferred Stock issued to Silicon Valley Bank dated September 19, 2003, filed as an exhibit to Alexza’s Registration Statement on Form S-1 filed on December 22, 2005, as amended, and incorporated herein by reference.

(d)(16)	Warrant to Purchase shares of Series C Preferred Stock issued to Silicon Valley Bank dated April 7, 2004, filed as an exhibit to Alexza’s Registration Statement on Form S-1 filed on December 22, 2005, as amended, and incorporated herein by reference.

(d)(17)	Stock and Warrant Purchase Agreement between Alexza and Biomedical Investment Fund Pte Ltd., dated March 26, 2008, filed as an exhibit to Alexza’s Current Report on Form 8-K as filed with the SEC on March 17, 2008 and incorporated herein by reference.

(d)(18)	Warrant to Purchase shares of Common Stock issued to Biomedical Investment Fund Pte Ltd. dated March 27, 2008, filed as an exhibit to Alexza’s Current Report on Form 8-K as filed with the SEC on March 17, 2008 and incorporated herein by reference.

(d)(19)	Amended and Restated Purchase Option Agreement by and among Alexza, Symphony Allegro Holdings LLC and Symphony Allegro, Inc. dated June 15, 2009, filed as an exhibit to Alexza’s Current Report on Form 8-K/A as filed with the SEC on June 26, 2009 and incorporated herein by reference.

(d)(20)	Warrant Purchase Agreement between Alexza and Symphony Allegro Holdings LLC dated June 15, 2009, filed as an exhibit to Alexza’s Current Report on Form 8-K/A as filed with the SEC on June 26, 2009 and incorporated herein by reference.

(d)(21)	Amended and Restated Registration Rights Agreement between Alexza and Symphony Allegro Holdings LLC dated June 15, 2009, filed as an exhibit to Alexza’s Current Report on Form 8-K/A as filed with the SEC on June 26, 2009 and incorporated herein by reference.

(d)(22)	Form of Warrants to Purchase Shares of Common Stock, dated August 26, 2009, filed as an exhibit to Alexza’s Current Report on Form 8-K as filed with the SEC on August 26, 2009 and incorporated herein by reference.

(d)(23)	Letter Agreement among Alexza, Symphony Allegro Holdings LLC, Symphony Capital Partners, L.P. and Symphony Strategic Partners, LLC, dated August 26, 2009, filed as an exhibit to Alexza’s Current Report on Form 8-K as filed with the SEC on August 26, 2009 and incorporated herein by reference.

(d)(24)	Securities Purchase Agreement by and among Alexza and the purchasers identified therein, dated September 29, 2009, filed as an exhibit to Alexza’s Current Report on Form 8-K as filed with the SEC on September 30, 2009 and incorporated herein by reference.

(d)(25)	Form of Warrants to Purchase shares of Common Stock, dated October 5, 2009, filed as an exhibit to Alexza’s Current Report on Form 8-K as filed with the SEC on September 30, 2009 and incorporated herein by reference.

(d)(26)	Loan and Security Agreement between Alexza and Hercules Technology Growth Capital, Inc. dated May 4, 2010, filed as an exhibit to Alexza’s Quarterly Report on Form 10-Q as filed with the SEC on July 26, 2010 and incorporated herein by reference.

(d)(27)	Amendment No. 1 to Loan and Security Agreement dated September 20, 2010 by and between Alexza and Hercules Technology Growth Capital, Inc., filed as an exhibit to Alexza’s Quarterly Report on Form 10-Q as filed with the SEC on November 9, 2010 and incorporated herein by reference.

(d)(28)	Warrant issued by Alexza to Hercules Technology Growth Capital, Inc. dated May 4, 2010, filed as an exhibit to Alexza’s Quarterly Report on Form 10-Q as filed with the SEC on July 26, 2010 and incorporated herein by reference.

(d)(29)	Common Stock Purchase Agreement between Alexza and Azimuth Opportunity Ltd. dated May 26, 2010, filed as an exhibit to Alexza’s Quarterly Report on Form 10-Q as filed with the SEC on July 26, 2010 and incorporated herein by reference.

(d)(30)	Promissory Note issued by Alexza to Autoliv ASP, Inc. dated June 30, 2010, filed as an exhibit to Alexza’s Quarterly Report on Form 10-Q as filed with the SEC on July 26, 2010 and incorporated herein by reference.

(d)(31)	Form of RSU Agreement between Alexza and each of Thomas B. King, August J. Moretti, James V. Casella and Michael J. Simms dated May 19, 2010, filed as an exhibit to Alexza’s Quarterly Report on Form 10-Q/A as filed with the SEC on July 28, 2010 and incorporated herein by reference.

(d)(32)	Form of Warrant to Purchase Shares of Common Stock, dated August 10, 2010, filed as an exhibit to Alexza’s Current Report on Form 8-K as filed with the SEC on August 5, 2010 and incorporated herein by reference.

Exhibit
Number	Description
(d)(33)	Offer Letter between Alexza and Michael Simms, dated January 23, 2008, filed as an exhibit to Alexza’s Annual Report on Form 10-K as filed with the SEC on March 17, 2008 and incorporated herein by reference.

(d)(34)	Form of Director/Officer Indemnification Agreement entered into between Alexza and each of its directors and officers, filed as an exhibit to Alexza’s Current Report on Form 8-K as filed with the SEC on July 14, 2008 and incorporated herein by reference.

(g)	Not applicable.

(h)	Not applicable.